Exhibit 99.1

POSTMEDIA NETWORK CANADA CORP.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2015 AND 2014
(UNAUDITED)

Approved for issuance: July 9, 2015

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2015	2014	2015	2014
Revenues
Print advertising	112,177	94,716	280,815	301,265
Print circulation	59,043	49,029	151,989	146,167
Digital	25,833	23,067	70,636	67,757
Other	8,039	4,177	16,611	12,262
Total revenues	205,092	170,989	520,051	527,451
Expenses
Compensation (note 6)	80,527	72,492	201,186	218,498
Newsprint	10,300	7,588	23,476	24,110
Distribution	33,661	25,978	80,561	76,990
Production	17,275	10,164	39,845	28,289
Other operating	32,690	29,100	85,879	85,760
Operating income before depreciation, amortization, impairment
and restructuring (note 3)	30,639	25,667	89,104	93,804
Depreciation	4,628	15,918	26,175	40,314
Amortization	10,236	9,542	29,299	29,553
Impairments (notes 5 and 7)	151,200	-	153,043	-
Restructuring and other items (notes 4 and 9)	14,357	5,813	23,273	31,351
Operating loss	(149,782)	(5,606)	(142,686)	(7,414)
Interest expense (note 4)	17,147	15,799	50,336	47,137
Net financing expense relating to employee benefit plans (note 11)	1,391	1,405	4,172	4,213
Gain on disposal of property and equipment and asset held-for-sale (note 4)	(6)	(244)	(746)	(231)
(Gain) loss on derivative financial instruments (note 14)	596	691	(3,512)	(4,010)
Foreign currency exchange (gains) losses	(2,070)	(2,652)	42,377	3,177
Loss before income taxes	(166,840)	(20,605)	(235,313)	(57,700)
Recovery of income taxes (note 4)	(26,000)	-	(26,000)	-
Net loss attributable to equity holders of the Company	(140,840)	(20,605)	(209,313)	(57,700)

Loss per share attributable to equity holders of the Company (note 12):
Basic	$(0.84)	$(0.51)	$(2.51)	$(1.43)
Diluted	$(0.84)	$(0.51)	$(2.51)	$(1.43)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2015	2014	2015	2014

Net loss attributable to equity holders of the Company	(140,840)	(20,605)	(209,313)	(57,700)

Amounts subsequently reclassified to the statement of operations
Gain on valuation of derivative financial instruments, net of tax of nil	-	628	-	3,299
Amounts not subsequently reclassified to the statement of operations
Net actuarial gains (losses) on employee benefits, net of tax of nil (note 11)	10,631	(627)	3,957	(3,376)
Other comprehensive income (loss)	10,631	1	3,957	(77)
Comprehensive loss attributable to equity holders of the Company	(130,209)	(20,604)	(205,356)	(57,777)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

(In thousands of Canadian dollars)
	As at May 31, 2015	As at August 31, 2014
ASSETS
Current Assets
Cash	50,294	30,490
Accounts receivable	121,022	64,871
Income taxes receivable	3,652	-
Inventory	6,312	2,294
Prepaid expenses and other assets	13,614	9,888
Total current assets	194,894	107,543
Non-Current Assets
Property and equipment (note 5)	279,002	155,007
Asset held-for-sale (notes 5 and 7)	24,694	22,246
Derivative financial instruments (note 14)	23,994	18,392
Other assets	259	17
Intangible assets (notes 4 and 5)	278,674	287,789
Goodwill (notes 4 and 5)	128,460	149,600
Total assets	929,977	740,594

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities (note 8)	106,862	59,073
Provisions (note 9)	13,828	15,629
Deferred revenue	40,262	24,176
Current portion of long-term debt (note 10)	19,466	12,500
Total current liabilities	180,418	111,378
Non-Current Liabilities
Long-term debt (note 10)	632,695	473,800
Employee benefit obligations and other liabilities (notes 11 and 13)	143,888	143,157
Provisions (note 9)	490	634
Deferred income taxes	2,181	681
Total liabilities	959,672	729,650

Equity (Deficiency)
Capital stock (note 4)	535,494	371,132
Contributed surplus (note 13)	10,245	9,890
Deficit	(575,434)	(370,078)
Total equity (deficiency)	(29,695)	10,944
Total liabilities and equity (deficiency)	929,977	740,594

Subsequent event (note 15)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
(UNAUDITED)

(In thousands of Canadian dollars)

	For the nine months ended May 31, 2015
				Accumulated
				other
	Capital	Contributed		comprehensive	Total Equity
	Stock	Surplus	Deficit	loss	(Deficiency)
Balance as at August 31, 2014	371,132	9,890	(370,078)	-	10,944
Net loss attributable to equity holders of the Company	-	-	(209,313)	-	(209,313)
Other comprehensive income	-	-	3,957	-	3,957
Comprehensive loss attributable to equity holders of the Company	-	-	(205,356)	-	(205,356)
Share-based compensation plans (note 13)	-	355	-	-	355
Shares issued (note 4)	173,500	-	-	-	173,500
Share issuance costs (note 4)	(9,138)	-	-	-	(9,138)
Balance as at May 31, 2015	535,494	10,245	(575,434)	-	(29,695)

	For the nine months ended May 31, 2014
				Accumulated
				other
	Capital	Contributed		comprehensive
	Stock	Surplus	Deficit	loss	Total Equity
Balance as at August 31, 2013	371,132	9,020	(241,925)	(3,994)	134,233
Net loss attributable to equity holders of the Company	-	-	(57,700)	-	(57,700)
Other comprehensive income (loss)	-	-	(3,376)	3,299	(77)
Comprehensive loss attributable to equity holders of the Company	-	-	(61,076)	3,299	(57,777)
Share-based compensation plans (note 13)	-	737	-	-	737
Balance as at May 31, 2014	371,132	9,757	(303,001)	(695)	77,193

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2015	2014	2015	2014
CASH GENERATED (UTILIZED) BY:

OPERATING ACTIVITIES
Net loss attributable to equity holders of the Company	(140,840)	(20,605)	(209,313)	(57,700)
Items not affecting cash:
Depreciation	4,628	15,918	26,175	40,314
Amortization	10,236	9,542	29,299	29,553
Impairments (notes 5 and 7)	151,200	-	153,043	-
(Gain) loss on derivative financial instruments	596	691	(3,512)	(4,010)
Non-cash interest	1,010	1,511	2,645	4,476
Gain on disposal of property and equipment and asset held-for-sale	(6)	(244)	(746)	(231)
Non-cash foreign currency exchange (gains) losses	(1,777)	(2,363)	42,112	3,179
Share-based compensation plans and other long-term incentive plan expense (note 13)	(212)	306	255	1,052
Deferred income tax recovery	(26,000)	-	(26,000)	-
Net financing expense relating to employee benefit plans (note 11)	1,391	1,405	4,172	4,213
Employee benefit funding in excess of compensation expense (note 11)	(822)	(2,194)	(570)	(4,711)
Net change in non-cash operating accounts	28,973	8,961	12,816	15,675
Cash flows from operating activities	28,377	12,928	30,376	31,810

INVESTING ACTIVITIES
Net proceeds from the sale of property and equipment and asset held-for-sale (note 7)	9	245	13,215	279
Purchases of property and equipment	(531)	(2,823)	(2,889)	(8,998)
Purchases of intangible assets	(258)	(864)	(561)	(2,820)
Acquisition, net of cash acquired (note 4)	(303,485)	-	(303,485)	-
Cash flows used in investing activities	(304,265)	(3,442)	(293,720)	(11,539)

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt (notes 4 and 10)	140,000	-	140,000	-
Proceeds from issuance of shares (note 4)	173,500	-	173,500	-
Repayment of long-term debt	(9,733)	(6,250)	(15,983)	(12,500)
Restricted cash (note 4)	12,442	-	-	-
Debt issuance costs (notes 4 and 10)	(3,041)	-	(5,231)	-
Share issuance costs (note 4)	(6,196)	-	(9,138)	-
Cash flows from (used in) financing activities	306,972	(6,250)	283,148	(12,500)

Net change in cash for the period	31,084	3,236	19,804	7,771
Cash at beginning of period	19,210	45,347	30,490	40,812
Cash at end of period	50,294	48,583	50,294	48,583

Supplemental disclosure of operating cash flows
Interest paid	12,815	8,879	41,438	37,987
Income taxes paid	-	-	-	-

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2015 AND 2014

(In thousands of Canadian dollars, except as otherwise noted)

1.     DESCRIPTION OF BUSINESS

Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. (“Postmedia Network”).  The Company was incorporated on April 26, 2010, pursuant to the Canada Business Corporations Act.  The Company’s head office and registered office is 365 Bloor Street East, 12th Floor, Toronto, Ontario.

The Company’s operations consist of both news and information gathering and dissemination operations, with products offered in local, regional and major metro markets in Canada through a variety of print, web, tablet and smartphone platforms, and digital media and online assets including the canada.com  and canoe.com websites, each newspaper’s online website and Infomart, the Company’s media monitoring service.  The Company supports these operations through a variety of centralized shared services.

The Company has one operating segment for financial reporting purposes, the Newsmedia segment (formerly, the Newspaper segment). The Newsmedia segment’s revenue is primarily from advertising and circulation/subscription revenue.  The Company’s advertising revenue is seasonal.  Historically, advertising revenue and accounts receivable are typically highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.

2.     BASIS OF PRESENTATION

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 – Interim Financial Reporting. The accounting policies applied in the preparation of these interim condensed consolidated financial statements are the same as those used in the Company’s annual consolidated financial statements except for the change in accounting policy noted below.  In addition, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and accordingly should be read in conjunction with the Company’s consolidated financial statements for the years ended August 31, 2014, 2013 and 2012.

These interim condensed consolidated financial statements were approved by the Board of Directors (the “Board”) on July 9, 2015.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Although these estimates, assumptions and judgements are based upon management’s knowledge of the amount, event or actions; actual results could differ from those estimates, assumptions and judgements.  The critical accounting estimates are not materially different from those disclosed in the Company’s consolidated financial statements for the years ended August 31, 2014, 2013 and 2012, except for the estimate of the fair value of the identifiable assets acquired, liabilities assumed and related deferred income tax effect as described in note 4 and the Ontario Interactive Digital Media Tax Credit as described in note 6.

Change in accounting policy

The Company has adopted the following new standard effective September 1, 2014:

(i) IFRIC 21 – Levies

The standard clarifies that the timing for the accounting of a liability that is imposed by governments should be based on the activity in the legislation that would trigger the payment.  This standard is required to be applied retrospectively for annual periods beginning on or after January 1, 2014, with earlier adoption permitted. The adoption of this standard did not have an impact on the interim condensed consolidated financial statements.

3.     OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION, IMPAIRMENT AND RESTRUCTURING

The Company presents operating income before depreciation, amortization, impairment and restructuring, in the condensed consolidated statement of operations, to assist users in assessing financial performance.  The Company’s management and Board use this measure to evaluate consolidated operating results and to assess the ability of the Company to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by the Company and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Operating income before depreciation, amortization, impairment and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

4.     BUSINESS ACQUISITION

On October 6, 2014, the Company entered into a purchase agreement with Quebecor Media Inc. (“QMI”) to purchase all of the outstanding shares of 7717415 Canada Inc. (previously known as Quebecor Media Printing Inc.) (“QMPI”), which as at the acquisition date of April 13, 2015, owned Sun Media Corporation’s stable of more than 170 English-language newspapers and specialty publications as well as digital properties, for cash consideration of $305.5 million, less a provisional closing working capital receivable of $3.1 million (the “Sun Acquisition”). During the three and nine months ended May 31, 2015, the Company incurred acquisition costs of $7.6 million and $10.3 million, respectively, and integration costs of $0.9 million and $2.3 million, respectively, both of which are included in restructuring and other items in the condensed consolidated statements of operations. Upon acquisition, QMPI and its subsidiary amalgamated to form a new corporation which subsequently amalgamated with Postmedia Network. The Company financed the purchase price and transaction costs associated with the Sun Acquisition through the issuance of 8.25% Senior Secured Notes due 2017 (“First-Lien Notes”), the issuance of Class NC variable voting shares of the Company (“Variable Voting Shares”) pursuant to a rights offering of subscription receipts (the “Rights Offering”), net proceeds related to the sale of the Montreal Gazette production facility and corporate cash all as described below.

The debt financing for the Sun Acquisition was provided through the issuance of an additional $140.0 million of First-Lien Notes to an existing noteholder, Canso Investment Counsel Ltd. (“Canso”), acting on behalf of certain accounts that it manages. On October 31, 2014, pursuant to a subscription agreement with Canso, the Company issued subscription receipts which were automatically exchanged for the additional First-Lien Notes on April 13, 2015 (“Notes Subscription Receipts”). The Notes Subscription Receipts bore interest at the same rate as the First-Lien Notes with interest commencing as of November 1, 2014. During the three and nine months ended May 31, 2015, the Company recorded $2.9 million and $6.7 million, respectively, of interest expense related to the Notes Subscription Receipts in the consolidated statement of operations and incurred $3.0 million and $4.6 million, respectively, of debt issuance costs which are included in the carrying value of long-term debt on the condensed consolidated statement of financial position.

The equity financing for the Sun Acquisition was provided pursuant to the Rights Offering for proceeds of $173.5 million. Under the terms of the Rights Offering, shareholders of the Company as of February 17, 2015 received one right for each share held to subscribe for 5.9929 subscription receipts (“Equity Subscription Receipts”). On March 18, 2015, the Rights Offering closed, with a total of 240,972,226 Equity Subscription Receipts issued at a subscription price of $0.72, which represented a significant discount to the market price of the Variable Voting Shares at the time. On April 13, 2015, each Equity Subscription Receipt was automatically exchanged for one Variable Voting Share without additional consideration. As at May 31, 2015, the Company had a total of 281,181,845 Variable Voting Shares and Class C voting shares outstanding (August 31, 2014 – 40,209,619).  During the three and nine months ended May 31, 2015, the Company incurred $6.2 million and $9.1 million, respectively, of share issuance costs which are included in the carrying value of capital stock on the condensed consolidated statement of financial position.

The remaining financing for the Sun Acquisition was provided through corporate cash and the net proceeds related to the sale of the Montreal Gazette production facility. The sale closed on October 31, 2014 and the net proceeds of $12.4 million were required to fund a portion of the Sun Acquisition and prior to closing were classified as restricted cash on the condensed consolidated statement of financial position (note 7).

On April 13, 2015, the Company made the following payment in order to complete the Sun Acquisition:

Cash
Payment of cash consideration	305,500
Working capital
Estimated working capital receivable	(3,096)
Acquisition Consideration	302,404

The provisional fair value of the identifiable assets acquired and liabilities assumed as at April 13, 2015 are detailed below and are subject to adjustment pending the finalization of certain valuations.

Assets acquired
Cash	2,015
Accounts receivable (1)	48,709
Inventory	5,497
Prepaid expenses	2,865
Income taxes receivable	3,652
Property and equipment (2)	164,541
Intangible assets (3)	90,323
Total assets acquired	317,602

Liabilities assumed
Accounts payable and accrued liabilities	28,586
Provisions	76
Deferred revenue	16,896
Deferred income taxes (4)	27,500
Employee benefit obligations (5)	1,000
Total liabilities assumed	74,058
Net assets acquired at fair value	243,544

(1) The fair value of trade receivables was $48.7 million. The gross contractual amount for trade receivables was $52.4 million of which $3.7 million was deemed not collectible.

(2) Of the $164.5 million of provisional property and equipment acquired, $19.3 million was provisionally assigned to land, $72.2 million was provisionally assigned to buildings and leaseholds with useful lives between 1 to 40 years, $1.4 million was provisionally assigned to hardware with useful lives between1 and 3 years and $71.6 million was provisionally assigned to machinery and equipment with useful lives between 1 and 25 years.

(3) Of the $90.3 million of provisional intangible assets acquired, $38.7 million was provisionally assigned to mastheads with indefinite lives, $13.8 million was provisionally assigned to domain names with indefinite lives, $21.9 million was provisionally assigned to software with useful lives between 3 and 7 years, $15.1 million was provisionally assigned to subscribers with an estimated useful life of 5 years and $0.8 million was provisionally assigned to domain names with an estimated useful life of 15 years.

(4) The fair value of deferred income taxes of $27.5 million was estimated based on the current taxable temporary differences of the net assets acquired. During the three and nine months ended May 31, 2015 the Company recorded a recovery of income taxes of $26.0 million to recognize a portion of existing tax loss carryforwards that have not been previously recognized as a deferred tax asset.

(5) The fair value of employee benefit obligations of $1.0 million was determined by the Company’s actuaries as at April 13, 2015. The Company has established pension benefit plans which will provide defined benefit pension benefits to union members from April 13, 2015 in accordance with the terms of the former QMI plans. The Company has agreed to provide pension benefits accrued by union members prior to April 13, 2015 subject to the completion of an asset transfer from the QMI pension plans. Non-union members have been offered enrollment in the Company’s defined contribution plan as at April 13, 2015.

Goodwill of $58.9 million has been provisionally recognized and consists of the assembled workforce, non-contractual customer relationships and future synergies¸ and has been determined as follows:

Acquisition Consideration	302,404
Net assets acquired at fair value	243,544
Goodwill (1)	58,860
(1) The Company expects approximately $23.9 million of goodwill to be deductible for tax purposes.

The revenue and net earnings of the properties acquired as part of the Sun Acquisition for the period from April 13, 2015 to May 31, 2015 was $58.4 million and $5.0 million, respectively. Had the Sun Acquisition occurred on September 1, 2014, the revenue and net loss of the combined Company for the nine months ended May 31, 2015, would have been $784.1 million and $173.6 million (including impairment expense of $153.0 million), respectively.

5.     IMPAIRMENTS

The Company’s impairments for the three and nine months ended May 31, 2015 and 2014 consist of the following:

	For the three months ended		For the nine months ended
	May 31,		May 31,
	2015	2014	2015	2014

Impairment testing of goodwill and indefinite life intangible assets
Goodwill	80,000	-	80,000	-
Intangible assets - mastheads	64,750	-	64,750	-
Intangible assets - domain names	5,213	-	5,213	-
Intangible assets - subscriber lists	737	-	737	-
Other impairment
Asset held-for-sale - land and building (note 7)	500	-	2,343	-
Impairments	151,200	-	153,043	-

Impairment testing of goodwill and indefinite life intangible assets

During the three months ended May 31, 2015, the Company completed its annual impairment testing for goodwill and indefinite life intangible assets as at May 31, 2015 (the “Annual Impairment Test”) based on management's best estimates of market participant assumptions including weighted average cost of capital (“WACC”).  The recoverable amounts, determined based on fair value less costs of disposal, of the goodwill cash generating unit (“Goodwill CGU”) and individual cash generating units ("CGU" or "CGUs"), which are primarily individual newspapers, were determined by utilizing a discounted cash flow approach using cash flow projections based upon financial forecasts prepared by management covering a three year period.  The future cash flows are based on management’s best estimate using market participant assumptions considering historical and expected operating plans, current strategies, economic conditions, and the general outlook for the industry and markets in which the Goodwill CGU and individual CGUs operate.  Cash flows beyond the three year period are extrapolated using estimated growth rates.

The after tax discount rate and terminal growth rate used by the Company for the purpose of the Annual Impairment Test for the Goodwill CGU and each of the individual CGUs was 12.7% and 0.0%, respectively (May 31, 2014 - 13.2% and 0.0%, respectively).  The after tax discount rate represents a WACC for comparable companies operating in the Company’s industry, based on publicly available information.  The WACC is a market participant estimate of the overall required rate of return on an investment for both debt and equity owners and serves as the basis for developing an appropriate discount rate.  Determination of the WACC requires separate analysis of the cost of equity and debt, and considers a market participant risk premium based on an assessment of risks related to the projected cash flows of the Company’s CGUs.  The terminal growth rate does not exceed the long-term terminal growth rate for the business in which the Company’s CGUs operate.  As a result of lower than anticipated long-term revenue projections due to economic and structural factors including the uncertainty of the print advertising market and the rapidly evolving digital advertising market the Annual Impairment Test concluded that certain of its assets were impaired.  Based on the Annual Impairment Test the Company concluded the carrying value of the Goodwill CGU was less than its recoverable amount and recorded an impairment charge relating to its goodwill of $80.0 million for the three and nine months ended May 31, 2015 (2014 – nil).  For the Goodwill CGU, any increase in the discount rate or reduction in the terminal growth rate, assuming a constant cash flow margin, would result in the carrying amount exceeding the reasonable range for the recoverable amount.  In addition, based on the Annual Impairment Test, the Company concluded the carrying value of three of its individual CGU’s were less than their recoverable amounts.  Accordingly, the Company has recorded an impairment charge of $70.7 million pertaining to certain intangible assets of the three individual CGU’s for the three and nine months ended May 31, 2015 (2014 – nil).  As the recoverable amount of these three CGUs are equal to their carrying value any change in the discount rate or terminal growth rate would impact the impairment recorded.  If the terminal growth rate were to decline by 0.5% or if the discount rate were to increase by 0.5%, assuming a constant cash flow margin, the impairment would increase by $2.1 million and $2.9 million, respectively.  There were no tax impacts as a result of the impairment charges.

The Company considered the reasonability of the fair value less costs of disposal results, calculated using the discounted cash flow approach, by comparing them to transaction multiples with other companies in the industry and found the results under the discounted cash flow approach to be reasonable.  Management has developed certain cost saving initiatives which have been incorporated in the financial forecasts noted above.  If these initiatives are not successful the forecasted operating cash flows may be reduced which may result in an additional impairment and such impairment, if any, may be material.

6.     ONTARIO INTERACTIVE DIGITAL MEDIA TAX CREDIT

In October 2014, the Company received certification from the Ontario Digital Media Corporation that digital media tax credits totaling a cash claim of $17.3 million for the year ended August 31, 2012 were eligible to be claimed. The Company refiled the tax return for the year ended August 31, 2012 to reflect the digital media tax credits and during the three months ended May 31, 2015, received $17.8 million, including accrued interest of $0.5 million, related to this claim. The claim primarily related to the recovery of previously recognized compensation expenses, and as a result the Company recorded an initial recovery of compensation expense of $13.8 million in the three months ended November 30, 2014 due to the estimation uncertainty associated with the claim process.  In the three and nine months ended May 31, 2015 the Company received the proceeds from the claim and recorded a recovery of compensation expense of $3.5 million and $17.3 million, respectively, related to this claim.  The Company is in the process of completing its final claim under the program for the period of September 1, 2012 to April 23, 2015.

7.     ASSET HELD-FOR-SALE

As at August 31, 2014, due to the outsourcing of the production of the Montreal Gazette, the production facility and equipment was no longer required and as a result the Company classified the production facility and equipment with a carrying value of $11.7 million as held-for-sale in the condensed consolidated statement of financial position (note 4).  During the nine months ended May 31, 2015, the Company sold the land, building and equipment related to the Montreal Gazette production facility for gross proceeds of $12.5 million and realized a gain on sale of $0.7 million in the condensed consolidated statement of operations.  The net proceeds of $12.4 million from the sale were used to provide additional financing for the Sun Acquisition (note 4).

Due to the outsourcing of the production of the Edmonton Journal in August 2013, the production facility was no longer required, and as a result the Company classified the production facility as held-for-sale in the condensed consolidated statement of financial position. Subsequent to May 31, 2015, the Company entered into an agreement to sell the production facility for gross proceeds of $9.4 million which will be reinvested in the business (note 15). Based on the expected net proceeds, the estimated fair value less costs of disposal of the production facility as at May 31, 2015 was reduced to $8.2 million (August 31, 2014 - $10.5 million). As a result, during the three and nine months ended May 31, 2015, the Company recorded an impairment of $0.5 million and $2.3 million, respectively, in the condensed consolidated statement of operations.

As at May 31, 2015, due to the outsourcing of the production of the Vancouver newspapers, which includes both The Vancouver Sun and The Province, the production facility is no longer required and as a result the Company classified the production facility with a carrying value of $16.5 million as held-for-sale in the condensed consolidated statement of financial position.  In July 2014, all conditions were waived related to an agreement to sell the Vancouver newspapers production facility for gross proceeds of $17.5 million and is expected to close in July 2015.  The net proceeds from the sale of the Vancouver newspapers production facility will be used to make an offer to redeem an equal amount of First-Lien Notes.  During the nine months ended May 31, 2015, the related production equipment of the Vancouver newspapers production facility was sold for net proceeds of $0.8 million and the Company realized a nominal gain.

8.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at May 31, 2015	As at August 31, 2014
Trade accounts payable	24,404	8,059
Accrued liabilities	64,496	40,800
Accrued interest on long-term debt	17,962	10,214
Accounts payable and accrued liabilities	106,862	59,073

9.     PROVISIONS

	Restructuring (a)	Other provisions (b)	Total
Provisions as at August 31, 2014	15,439	824	16,263
Acquisition (note 4)	-	76	76
Net charges (recoveries)	10,656	(166)	10,490
Payments	(12,486)	(25)	(12,511)
Provisions as at May 31, 2015	13,609	709	14,318
Portion due within one year	(13,609)	(219)	(13,828)
Non-current provisions	-	490	490

(a) Restructuring

During the year ended August 31, 2012, the Company began implementing a three year business transformation program aimed at significantly reducing legacy newspaper infrastructure costs.  The restructuring expense consists of a series of involuntary and voluntary buyouts and includes initiatives such as the outsourcing of the Company’s production of certain newspapers. The three year business transformation program concluded in the three months ended May 31, 2015 as the Company began the integration of the properties acquired as part of the Sun Acquisition and incurred restructuring expense that consists of a series of involuntary buyouts.

(b) Other provisions

Other provisions include unfavorable lease contracts, as well as provisions for certain claims and grievances which have been asserted against the Company.

10.   LONG-TERM DEBT

				As at May 31, 2015	As at August 31, 2014
	Maturity	Principal	Financing fees, discounts and other	Carrying value of debt	Carrying value of debt

8.25% Senior Secured Notes (1)	August 2017	328,780	5,030	323,750	201,013
12.5% Senior Secured Notes (US$268.6M) (2)	July 2018	334,101	5,690	328,411	285,287
Senior Secured Asset-Based Revolving Credit Facility	October 2015	-	-	-	N/A
Total long-term debt				652,161	486,300
Portion due within one year				(19,466)	(12,500)
Non-current long-term debt				632,695	473,800
(1) For each quarter ending February and August, if the consolidated First-Lien Notes leverage ratio exceeds 2:1, the Company is obligated to make a mandatory First-Lien Notes excess cash flow offer. As at February 28, 2015, the consolidated First-Lien Notes leverage ratio did not exceed 2:1, and as a result the Company made no excess cash flow offer as per the terms of the First-Lien Notes indenture.

(2) US$ principal translated to the Canadian equivalent based on the foreign exchange rate on May 31, 2015 of US$1:$1.2437 (August 31, 2014 - US$1:$1.0873).

The terms and conditions of long-term debt are the same as disclosed in the consolidated financial statements for the years ended August 31, 2014, 2013 and 2012, except as described below.

As described in note 4, the Company financed the Sun Acquisition in part through the issuance of additional First-Lien Notes.  Accordingly, on April 13, 2015 the Company exchanged the Notes Subscription Receipts of $140.0 million, at a premium of 0.5% for $139.3 million principal amount of First-Lien Notes.  The effective interest rate that amortizes the initial First-Lien Notes carrying value of $137.5 million, which includes the premium of $0.7 million and an embedded derivative of $2.1 million offset by financing fees of $4.6 million, based on the estimated future cash flows is 9.1%.  All other terms and conditions of the additional First-Lien Notes are the same as disclosed in the consolidated financial statements for the years ended August 31, 2014, 2013 and 2012.

On October 16, 2014 the Company entered into a new senior secured asset-based revolving credit facility (the “ABL Facility”) for an aggregate amount of up to $20.0 million. The ABL Facility replaced the Company’s previous facility that matured on July 13, 2014. The ABL Facility matures on October 16, 2015 and is secured on a first-priority basis by accounts receivable, cash and inventory and any related assets of the Company and on a third priority basis by the First-Lien Notes collateral. During the nine months ended May 31, 2015, the Company incurred $0.6 million of debt issuance costs which will be amortized to interest expense in the consolidated statement of operations over the term of the ABL Facility. Included in other assets on the condensed consolidated statement of financial position as at May 31, 2015 were financing fees of $0.2 million with respect to the ABL Facility. As at May 31, 2015, the Company has no availability under the ABL Facility as certain financial ratios that are required as a condition to borrowing were not met.

11.   EMPLOYEE BENEFIT PLANS

The Company has a number of funded and unfunded defined benefit plans that include pension benefits, post-retirement benefits, and other long-term employee benefits.  The net employee benefit plan costs related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in net loss in the condensed consolidated statements of operations for the three and nine months ended May 31, 2015 and 2014 are as follows:

	For the three months ended May 31,
	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2015	2014	2015	2014	2015	2014	2015	2014

Current service cost	3,036	2,676	366	304	847	755	4,249	3,735
Administration costs	222	181	-	-	-	-	222	181
Net actuarial (gains) losses	-	-	-	-	(261)	275	(261)	275
Net financing expense	578	543	632	649	181	213	1,391	1,405
Net defined benefit plan expense (1)	3,836	3,400	998	953	767	1,243	5,601	5,596

	For the nine months ended May 31,
	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2015	2014	2015	2014	2015	2014	2015	2014

Current service cost	9,108	8,028	1,098	912	2,541	2,265	12,747	11,205
Administration costs	666	543	-	-	-	-	666	543
Net actuarial losses	-	-	-	-	321	665	321	665
Net financing expense	1,734	1,627	1,896	1,947	542	639	4,172	4,213
Net defined benefit plan expense (1)	11,508	10,198	2,994	2,859	3,404	3,569	17,906	16,626
(1) All current service costs, administration costs and net actuarial (gains) losses related to other long-term employee benefits are included in compensation expense in the consolidated statements of operations.  Net financing expense is included in net financing expense relating to employee benefit plans in the consolidated statements of operations.

Actuarial gains and losses related to the Company’s pension benefit plans and post-retirement benefit plans recognized in other comprehensive income (loss) of the consolidated statements of comprehensive loss for the three and nine months ended May 31, 2015 and 2014 are as follows:

	For the three months ended May 31,
	Pension benefits		Post-retirement benefits		Total
	2015	2014	2015	2014	2015	2014
Net actuarial gains (losses) on employee benefits	8,494	2,019	2,137	(2,646)	10,631	(627)
Net actuarial gains (losses) recognized in other comprehensive income (loss)	8,494	2,019	2,137	(2,646)	10,631	(627)

	For the nine months ended May 31,
	Pension benefits		Post-retirement benefits		Total
	2015	2014	2015	2014	2015	2014
Net actuarial gains (losses) on employee benefits	5,284	5,917	(1,327)	(9,293)	3,957	(3,376)
Net actuarial gains (losses) recognized in other comprehensive income (loss)	5,284	5,917	(1,327)	(9,293)	3,957	(3,376)

Changes to the net defined benefit plan obligations related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans for the nine months ended May 31, 2015 are as follows:

	Pension benefits	Post- retirement benefits	Other long-term employee benefits	Total (1)

Net defined benefit plan obligation as at August 31, 2014	52,978	64,609	21,960	139,547
Amounts recognized in the statement of operations	11,508	2,994	3,404	17,906
Amounts recognized in other comprehensive (income) loss	(5,284)	1,327	-	(3,957)
Contributions to the plans	(10,732)	(1,788)	(1,784)	(14,304)
Acquisition (note 4)	1,000	-	-	1,000
Net defined benefit plan obligation as at May 31, 2015	49,470	67,142	23,580	140,192
 (1) As at August 31, 2014 and May 31, 2015, the net defined benefit plan obligations are recorded in employee benefit obligations and other liabilities on the condensed consolidated statements of financial position.

12.   LOSS PER SHARE

The following table provides a reconciliation of the denominators, which are presented in whole numbers, used in computing basic and diluted loss per share for the three and nine months ended May 31, 2015 and 2014.  No reconciling items in the computation of net loss exist.

	For the three months ended
	May 31,
	2015	2014
Basic weighted average shares outstanding during the period	168,553,522	40,209,619
Dilutive effect of RSUs	-	-
Diluted weighted average shares outstanding during the period	168,553,522	40,209,619

Options and RSUs outstanding which are anti-dilutive	2,046,000	1,472,000

	For the nine months ended
	May 31,
	2015	2014
Basic weighted average shares outstanding during the period	83,461,044	40,209,619
Dilutive effect of RSUs	-	-
Diluted weighted average shares outstanding during the period	83,461,044	40,209,619

Options and RSUs outstanding which are anti-dilutive	2,046,000	1,472,000

13.   SHARE-BASED COMPENSATION PLANS AND OTHER LONG-TERM INCENTIVE PLANS

Share option plan

The Company has a share option plan (the “Option Plan”) for its employees and officers to assist in attracting, retaining and motivating officers and employees.  The Option Plan is administered by the Board.

During the three and nine months ended May 31, 2015, the Company granted a nominal amount and 0.7 million options, respectively, under the Option Plan.  The fair value of the underlying options was estimated using the Black-Scholes option pricing model. The weighted average fair value of the issued options and key assumptions used in applying the Black-Scholes option pricing model were as follows:

2015
Fair value	$0.63

Key assumptions
Exercise Price	$1.87
Risk-free interest rate (1)	0.67%
Dividend yield	-
Volatility factor (2)	37.57%
Expected life of options (3)	5 years
(1) Based on Bank of Canada five year benchmark bond yield in effect on the date of grant.
(2) Based in part on the volatility of the Company's shares.
(3) Based on contractual terms and a published academic study.

The following table provides details on the changes to the issued options, which are presented in whole numbers, for the nine months ended May 31, 2015:

	Options	Weighted average exercise price
Balance, August 31, 2014	1,710,000	$6.66
Issued	650,000	$1.87
Forfeited	(21,000)	$1.95
Balance, May 31, 2015	2,339,000	$5.37

During the three and nine months ended May 31, 2015, the Company recorded compensation expense related to the Option Plan of $0.1 million and $0.4 million, respectively (2014 – $0.1 and $0.5 million, respectively), with an offsetting credit to contributed surplus.

Restricted share unit plan

The Company has a restricted share unit plan (the “RSU Plan”).  The RSU Plan provides for the grant of restricted share units (“RSUs”) to participants, being current, part-time or full-time officers, employees or consultants of the Company.  The RSU Plan is administered by the Board.

The Company granted no RSU’s during the three and nine months ended May 31, 2015 and 2014.  During the three and nine months ended May 31, 2015, the Company recorded compensation expense related to the RSU Plan of nil (2014 - $0.1 million and $0.2 million, respectively), with an offsetting credit to contributed surplus.

Deferred share unit plan

The Company has a deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors.  The DSU Plan is administered by the Board.

During the three and nine months ended May 31, 2015, the Company granted 233,642 and 670,228 deferred share units (“DSUs”), respectively, under the DSU Plan (2014 – nil and 140,543, respectively).  During the three and nine months ended May 31, 2015, the Company recorded a recovery of $0.3 million and $0.1 million, respectively (2014 – expense of $0.1 million and $0.3 million, respectively) to compensation expense, with an offset to employee benefit obligations and other liabilities.  All DSUs issued in the three and nine months ended May 31, 2015 vested immediately.  Future changes in the fair value of the DSUs will be reflected through adjustments to compensation expense until such a date as the DSUs are settled in cash. During the three and nine months ended May 31, 2015, there were no settlements or cancellations of DSUs (2014 – 19,797 DSUs settled for nominal consideration and 113,198 DSUs cancelled for no consideration).

The aggregate carrying value of the DSU Plan liability was $0.8 million as at May 31, 2015 (August 31, 2014 - $0.9 million) and is based on 968,988 DSUs (August 31, 2014 - 298,760 DSUs) at a fair value per share of $0.85 (August 31, 2014 - $1.92). The DSU Plan liability is recorded in employee benefit obligations and other liabilities on the condensed consolidated statement of financial position.

14.   FINANCIAL INSTRUMENTS

Financial instruments measured at fair value

The financial instruments measured at fair value in the condensed consolidated statement of financial position, categorized by level according to the fair value hierarchy that reflects the significance of the inputs used in making the measurements, as at May 31, 2015 are as follows:

	As at May 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Embedded derivatives	23,994	-	-	23,994

The fair value of early prepayment options recognized as embedded derivatives is determined by option pricing models using Level 3 market inputs, including entity-specific credit risk, volatility, and discount factors.

The Company’s policy is to recognize transfers in and out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three and nine months ended May 31, 2015 there were no transfers within the fair value hierarchy.

The changes to the fair value of financial instruments (Level 3) for the nine months ended May 31, 2015 are as follows:

2015

Asset as at August 31, 2014	18,392
Gain on derivative financial instruments recognized in the statement of operations	3,512
Recognition of embedded derivative	2,090
Asset as at May 31, 2015	23,994

Financial instruments measured at amortized cost

Financial instruments that are not measured at fair value on the consolidated statement of financial position include cash, accounts receivable and accounts payable and accrued liabilities.  The fair values of these financial instruments approximate their carrying values due to their short-term nature.

The carrying value and fair value of long-term debt as at May 31, 2015 and August 31, 2014 are as follows:

	As at May 31, 2015		As at August 31, 2014
	Carrying value	Fair value	Carrying value	Fair value

Other financial liabilities
Long-term debt	652,161	683,630	486,300	519,856

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models.  When the Company uses valuation models, the fair value is estimated using discounted cash flows using market yields or the market value of similar instruments with similar terms and credit risk (Level 2 inputs).

Foreign currency risk

As at May 31, 2015, approximately 50% of the outstanding principal on the Company’s long-term debt is payable in US dollars (August 31, 2014 – 59%).  As at May 31, 2015 and August 31, 2014, the Company has US$268.6 million of 12.50% Senior Secured Notes due 2018 outstanding.

15.   SUBSEQUENT EVENT

Subsequent to May 31, 2015, an agreement was signed to sell the Edmonton Journal production facility for gross proceeds of $9.4 million. The sale is expected to close in July 2015 (note 7).